Exhibit 99.2

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES,
AND LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES
FOR THE TWELVE MONTHS ENDED JANUARY 31, 20071

The Bank’s interest requirements on all subordinated notes and debentures, and liabilities for preferred shares and capital trust securities after adjustment for new issues and retirement, amounted to $649 million for the twelve months ended January 31, 2007. The Bank reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes of $4,636 million for the twelve months ended January 31, 2007, which was 7.1 times the Bank’s interest requirements. On an adjusted basis, the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $5,116 million, which was 7.9 times its interest requirements.

1The Bank’s financial results are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note include the Bank’s amortization of intangible assets which primarily relate to the Canada Trust acquisition in 2000, the TD Banknorth Inc. acquisition in March 2005, and the acquisition by TD Banknorth Inc. of Hudson United Bancorp in 2006. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results and related terms are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. Please see page 6 of the Bank’s First Quarter 2007 Report to Shareholders for a reconciliation between the Bank’s reported and adjusted results.